Exhibit 97

EXECUTIVE COMPENSATION CLAWBACK POLICY

I.	BACKGROUND

The board of directors (the “Board”) of Suncor Energy Inc. (“Suncor” or the “Company”) has adopted this Executive Compensation Clawback Policy (the “Policy”) in accordance with Securities and Exchange Commission (“SEC”) rules, the Sarbanes-Oxley Act of 2002, and the New York Stock Exchange (“NYSE”) listing requirements.

II.	APPLICATION OF POLICY

This Policy applies in the event of any restatement (“Restatement”) of Suncor’s financial results due to its material non-compliance with financial reporting requirements under applicable securities laws.1  This Policy does not apply to restatements that are not caused by non-compliance with financial reporting requirements, including but not limited to, a retrospective: (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; (5) adjustment to provision amounts in connection with a prior business combination; and (6) revision for stock splits, reverse stock splits, dividends or other changes in capital structure.

III.	EXECUTIVE OFFICERS SUBJECT TO THE POLICY

This Policy applies to the executive officers of Suncor. This includes the Company’s current or former President, Chief Executive Officer, Chief Financial Officer, Vice-President and Controller, any Executive or Senior Vice-President of Suncor in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for Suncor Energy Inc. including executive officers of the Company’s subsidiaries if they perform a significant policy-making function for Suncor Energy Inc. (the “Executive Officers”).

For the purposes of this Policy, as at the date of approval, the Executive Officers comprise the Chief Executive Officer, Chief Financial Officer, all Executive and Senior Vice-Presidents who report to the Chief Executive Officer, and the Vice-President and Controller.

IV.	COMPENSATION SUBJECT TO THE POLICY

This Policy applies to any incentive-based compensation received by an Executive Officer during the period (the “Clawback Period”) consisting of any of the three completed fiscal years immediately preceding: (1) the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that Suncor is required to prepare a Restatement; or (2) the date that a court, regulator, or other legally authorized body directs Suncor to prepare a Restatement.

[1]

This includes both: (i) restatements to correct a material error to previously issued financial statements; and (ii) restatements to correct errors that are not material to previously issued financial statements but would result in a material misstatement if: (a) the errors were left uncorrected in the current report; or (b) the error correction was recognized in the current period.

EXECUTIVE COMPENSATION CLAWBACK POLICY

This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.

Incentive-based compensation does not include annual base salary, compensation which is awarded based solely on service to Suncor (e.g. a time-vested award, including time-vested stock options or restricted share units), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

V.	AMOUNT REQUIRED TO BE REPAID PURSUANT TO THIS POLICY

The amount of incentive-based compensation that must be repaid (subject to the limitations discussed below) is the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”).

After a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with the SEC and NYSE rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure. Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original incentive-based compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded.

In no event shall Suncor be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or have vested to the benefit of  the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

EXECUTIVE COMPENSATION CLAWBACK POLICY

•	if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
•

if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

•

if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless the Human Resources & Compensation Committee determines that it would be impracticable to recover such amount because: (1) the direct costs of enforcing recovery would exceed the Recoverable Amount;2 (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder;3 or (3) if the recovery of the incentive-based compensation would violate the home-country laws of the Company.

VI.	ADDITIONAL CLAWBACK REQUIREMENT BY SECTION 304 OF THE SARBANES-OXLEY ACT OF 2002

In addition to the provisions described above, if the Company is required to prepare an accounting Restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under applicable securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:

•

any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of such financial document; and

•	any profits realized from the sale of securities of the Company during that 12-month period.
VII.	CREDITING OF RECOVERY AMOUNTS

To the extent that subsections II, III, IV and V of this Policy (the “Rule 10D-1 Clawback Requirements”) would provide for recovery of incentive-based compensation recoverable by the Company pursuant to Section 304 of the Sarbanes-Oxley Act, in accordance with subsection VI of this Policy (the “Sarbanes-Oxley Clawback Requirements”), and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements.  Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Company.

[2]	To reach this determination, Suncor must have first made a reasonable and documented attempt at recovery.
[3]	To reach this determination, Suncor must obtain an opinion of counsel.

EXECUTIVE COMPENSATION CLAWBACK POLICY

VIII.	GENERAL PROVISIONS

This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

Suncor will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy, the SEC rules and the NYSE listing requirements.

The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its subsidiaries.

All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies.

If you have questions about the interpretation of this Policy, please contact either of the following:

Jacquie Moore General Counsel & Corporate Secretary	(403) 296-4746 jmoore@suncor.com
Shawn Poirier Vice President Legal Affairs, Corporate & Assistant Corporate Secretary	(403) 296-6618 shpoirier@suncor.com

IX.	Effective Date

This Policy is effective as of December 1, 2023.

Approved on August 14, 2023